Bradley A. Haneberg 804 / 771-5790 bahaneberg@kaufcan.com 804 / 771-5700 fax: 804 / 771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

July 25, 2008

By EDGAR and U.S. Mail

Barbara C. Jacobs, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pansoft Company Limited
Amendment No. 2 to Registration Statement on Form S-1
File No: 333-150992

Dear Ms. Jacobs:

On behalf of Pansoft Company Limited (the “Registrant”) and in response to the comments set forth in your letter dated July 18, 2008, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 2 to the captioned registration statement (the “Registration Statement”). Factual information provided herein has been provided to us by the Registrant. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed three redlined copies of the Registration Statement for your review.

Summary Financial Information, page 5

1.
Please refer to prior comment 8 of our letter dated June 12, 2008. Please confirm that prior to requesting effectiveness of this registration statement, the Company will file a Form S-1/A, which shows the outstanding shares and earnings per share information throughout the document retroactively restated to reflect the impact of the 169.529280 for one split.

The Registrant acknowledges the comment and has revised the Registration Statement to effect the requested changes, as the share split has now been completed, as of July 21, 2008. The outstanding shares and earnings per share information have been updated on the fiscal 2007 year end and fiscal 2008 first quarter financial statements. The document has also been updated on information regarding the stock split.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Barbara C. Jacobs, Esq.
July 25, 2008

Our Corporate Structure, page 25

2.
Refer to comment 10 of our letter dated June 12, 2008. Your revisions in response to our prior comment contain general recitations of SAFE regulation of special purpose vehicles, your qualification by SAFE to operate as a special purpose vehicle, and a statement regarding your belief that you, PJCL, and certain stockholders are in compliance with SAFE Circular No. 75. Consistent with our prior comment, please revise provide more detailed and specific disclosure that (i) outlines the reasons for the establishment of the special purpose entity consolidated structure, (ii) describes the specific role in the business financing of your company and, (iii) discusses how you are currently utilizing the structure. Also clarify whether the offshore special purpose vehicle was formed for purposes of establishing an overseas listing of equity interests in a PRC company. Any disclosure that you provided relating to SAFE regulation should be tied specifically to your historical, current, and future operations.

The Registrant acknowledges the comment and has revised page 25 of the Registration Statement to clarify that the special purpose vehicle was formed for the purpose of raising capital on a foreign market. As discussed with Commission Staff, at the time the special purpose vehicle was formed, the Registrant was exploring the possibility of raising capital by listing outside of China. The Registrant contemplated listing its shares on the Toronto Stock Exchange Venture Board in Canada. After forming the special purpose vehicle, the Registrant determined not to list in Canada and instead to register in the United States.

As discussed in the Registration Statement, the historical reason to establish special purpose vehicles was to allow Chinese entities to raise capital and to list securities outside China. Chinese law allows companies like the Registrant, which are domiciled outside the People’s Republic of China but have subsidiaries in China, to obtain capital by registering securities on foreign markets. Accordingly, the specific role and current use of the special purpose vehicle structure is simply to allow an entity that currently operates in and earns all of its revenues in China to obtain capital on the U.S. capital markets.

The Registrant is accordingly using its special purpose vehicle to obtain capital outside China and to list its securities on the U.S. capital markets. After reserving some funds to pay professional fees related to the offering and to satisfy SEC reporting obligations, the Registrant would transfer any capital raised in the offering back to its subsidiaries in China within 180 days after the capital is raised. Capital raised in the initial public offering will not be used for any sale, marketing or software development outside of China unless otherwise permitted by SAFE and other PRC government agencies, and SAFE does not currently permit such uses under the Registrant’s registration with SAFE for its special purpose vehicle structure.

Barbara C. Jacobs, Esq.
July 25, 2008

If the Registrant determines to expand its business operations internationally, it will need to obtain SAFE approval before it can do so, as special purpose vehicles cannot conduct operations outside of China without SAFE approval.

The Registrant believes that its disclosure regarding SAFE regulations is relevant to its historical, current and future operations because SAFE approval is important to the Registrant’s registration in the United States and its ongoing operations. Without SAFE approval, the Registrant would be unable to register in the United States, and particular SAFE approvals may be required in the event the Company seeks to operate internationally in the future. Because Chinese laws and interpretations of SAFE are subject to change at any time, with little notice and normally without retroactive effect, the Registrant believes that its disclosure regarding the current status of SAFE regulations is important to the average investor’s analysis of whether to participate in the offering.

3.
We note your response to prior comment 11 of our letter dated June 12, 2008 where you indicate that Timesway controlled both entities (PJCL and Pansoft) before the June 29, 2006 acquisition and accordingly, you deemed this transaction to be a transfer between entities under common control pursuant to EITF 02-5-3(c). We note, however, that at the time of the June 2006 “transfer,” Mr. Tsang was the sole shareholder of Pansoft and Timesway did not obtain an ownership interest in Pansoft until July 10, 2007. Please explain further how you determined that Timesway had an ownership interest in Pansoft at the time of the PJCL acquisition (June 2006) and why you believe this transaction qualifies for a transfer between entities under common control. If the various ownership interests were driven by PRC laws, then explain specifically how such laws relate to these transactions and how they impacted your accounting.

As discussed with Commission Staff, the reason the companies are considered to be under common control is that all of Timesway’s legal and beneficial shareholders controlled both PJCL and Pansoft at the relevant times, and in the same ownership percentages. The Registrant (at the time, Time Maker Limited) was formed in the British Virgin Islands, and the Registrant’s shareholders intended that the Registrant would own PJCL after meeting all Chinese regulatory requirements.

In October 2005, China adopted SAFE 75, which permitted special purpose vehicles like Time Maker Limited to obtain foreign investment, provided they followed the SAFE registration procedure. In order to obtain SAFE approval, the shareholders of Timesway entered into trust agreements with Mr. Wang. Mr. Wang, a PRC resident, then entered into a trust agreement with Mr. Tsang, a Hong Kong resident, pursuant to which 94.12% of the interests were to be held in trust for Timesway and the remaining 5.88% of the interests were to be held for Baring Asia II Holdings Limited, an affiliate of Barings Bank (“Baring”). Accordingly, Mr. Tsang held all of the interests in Pansoft in trust for the legal and beneficial shareholders of Timesway and for Baring. The primary reason for these trust agreements is that the parties involved believed that the process for obtaining SAFE approval would be more straightforward with Mr. Tsang as the holder, in trust, of the Timesway shares because of his status as a Hong Kong resident than it would be for Mr. Wang or the individual Timesway legal and beneficial shareholders because of their status as PRC residents.

Barbara C. Jacobs, Esq.
July 25, 2008

The shares were held in trust pursuant to a collective agreement about the purpose for organizing the companies and applying for SAFE approval. Because the organization, SAFE approval application and transfer of shares under the trust agreements were driven by Chinese law considerations and were contemplated from the beginning of the shareholders’ involvement with the companies, the Registrant considers PJCL and Pansoft to have been under common control at the time of the acquisition. This completed history of the involvement and use of the two offshore companies have been disclosed to SAFE in 2007 as a rectified late filing and the filing has been accepted by SAFE.

Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 31

Results of Operations, page 38

4.
Your disclosures on page 39 state that during the year ended December 31, 2007 approximately 79% of your revenues were generated through the Company’s business engagements with PetroChina and Sinopec. Based on the table included therein and your disclosures on page 36, it appears that approximately 92% of your fiscal 2007 income was generated from these two customers. Please confirm and revise your disclosures accordingly.

The Registrant acknowledges the comment and has revised the disclosure on page 39 to remove any discrepancies with other disclosures. The caption “large Chinese businesses” in the table on page 39 and the disclosure on page 36 referred to PetroChina, Sinopec, and the China National Petroleum Corporation (“CNPC”), the state-owned affiliate of PetroChina. By contrast, the disclosure on page 36 that states that 79% of the Registrant’s revenues were generated through the Registrant’s business engagements with PetroChina and Sinopec does not include CNPC-related revenues. The Registrant has revised this sentence to include CNPC-related revenues for consistency with the other referenced disclosures.

Note 2. Significant Accounting Policies, page F-6

Revenue Recognition, page F-8

5.
We note your response to comment 20 of our letter dated June 12, 2008, which indicates that the disclosure on page F-8 as quoted in our prior comment actually relates to the Company’s accounting for “limited-term warranties” rather than an ongoing maintenance arrangements. You further indicate that the warranty specifically relates to “implementation problems” from the system the Company develops for its customers. Your response does not appear to support the current disclosures in your document. For instance, your reference to technical support and unspecific upgrades on page F-9 appear to imply software maintenance agreements rather than warranty services. Your response also indicates that the 5% withholding (associated with this warranty) is recorded as deferred revenue and not recognized until the warranty period expires. This statement also differs from your disclosures on page F-8, which indicate that revenue is recognized over the term of the contract on a straight-line basis. Please explain the discrepancies between your response and your current disclosures and revise your disclosures as necessary.

Barbara C. Jacobs, Esq.
July 25, 2008

The Registrant acknowledges the comment and has updated the Revenue Recognition section of its financial statement on page F-8 to reflect the following explanation. The Registrant generally utilizes two different types of revenue contracts. The first type of contract is the software development contract which is a fixed fee arrangement under which the Registrant develops customized ERP software solutions for its customers. The second type of contract is a general IT service agreement or discrete service agreement, under which the Registrant provides a wide range of IT services including unspecific upgrades, daily IT service, training, and system maintenance. Therefore, the warranty provision only relates to the software development contracts.

The warranty included in software development contracts is often referred to in the actual contract as “maintenance”. The maintenance included in the software development contracts is distinctly different from other types of maintenance that may be provided under general IT service agreements and is essential to the functionality of the particular systems the Registrant develops for customers under such software development contracts. Therefore, the Registrant does not need to use a separate unit of accounting in accordance with EITF 00-21.9 and SOP97-2.65. The Registrant has updated Note 2 of the 2007 year financial statement and Note 2 of the 2008 first quarter financial statement to clarify this point.

6.
We further note that you defer revenue for warranties when a customer exercises their right to withhold a portion of their payment. Please provide the specific accounting literature you are relying upon in accounting for such warranties. In addition, tell us how you are accounting for your warranty obligations when a customer chooses not to withhold any payments. Please explain further why your accounting would differ for warranties provided under similar contracts. We refer you to SFAS 5 and FTB 90-1.

In accordance with SOP 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” and ARB No. 45 “Long-Term Construction-Type Contracts,” the warranty in software development contracts is treated as a separate milestone when the Registrant applies percentage of completion method accounting for the revenue. The 5% of the contract amount related to the warranty period is not recognized as revenue or invoiced until the warranty period expires.

Barbara C. Jacobs, Esq.
July 25, 2008

Historically, the additional cost incurred by the Registrant during the warranty period has been equal to or less than 5% of the total cost of the contract. Some software development contracts allow customers to pay the last 5% of the cost of the contract when the warranty period passes and under such contracts, the Registrant does not invoice the customer until the warranty period has expired. As such, 5% of the revenue from all software development contracts with such a warranty clause is not recognized until after the warranty period has expired. However, should a customer choose to pay the last 5% of the contract before the expiration of the warranty period, the 5% is recognized as deferred revenue until the warranty period has expired. There is no different accounting treatment for warranties provided under similar software development contracts.

7.
We note your response to comment 20 of our letter dated June 12, 2008 where you indicate that the Company enters into discrete service agreements with Sinopec and PetroChina to provide general IT services and that such agreements are signed separately after the end of the development contract. Please tell us whether you believe these service agreements represent a separate arrangement from your fixed fee contracts or if you believe that both arrangements should be accounted for as one arrangement with multiple deliverables. Tell us specifically how you considered the guidance in paragraph 2 of EITF 00-21 which states that “separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting.” As applicable, tell us how you determined the VSOE of fair value for each deliverable pursuant to SOP 97-2 or EITF 00-21. In addition, tell us how you recognize revenue for these arrangements. Please revise your financial statement disclosure to incorporate your response.

The Registrant believes the discrete service agreements with Sinopec and PetroChina to provide general IT services represent a separate arrangement from its fixed fee contracts.

The Registrant considered paragraph 2 of EITF 00-21 which states that “separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting,” to be inapplicable because the Registrant’s general IT service agreements are not entered into at the same time as the Registrant’s fixed fee arrangements. Furthermore, the general IT service agreements may include the full scope of IT services, such as unspecific upgrades, daily IT support, training and maintenance, which may not be directly related to a system developed by the Registrant for a customer under a software development contract. However, even if the general IT service agreement is related to a system developed under a software development contract, the general IT services agreement will be entered into after the execution of the software development contract. The revenue from general IT service agreements are invoiced and recognized over the term of the agreement on a straight-line basis.

Barbara C. Jacobs, Esq.
July 25, 2008

Revenue from general IT service agreements represented less than 5% of the Registrant’s revenue in fiscal 2007.

8.
We note your response to comment 21 of our letter dated June 12, 2008 where you indicate that the Company’s deferred revenue balance comes solely from fixed fee arrangements. It is still not clear why your deferred revenue balance is so low at December 31, 2006 and 2007 and March 31, 2008. For example, given your historical revenues and considering the fact that 5% of the arrangement fee may be withheld and recorded as deferred revenue and also considering the fact that the Company enters into discrete service arrangements, which appear to be subject to revenue deferral, it would seem that the balances would be higher. Please explain further the source of your deferred revenue. In addition, tell us the nature of your billing arrangements under these fixed fee arrangements. Clarify whether revenues are not billed until earned or whether they are billed based on a billing schedule.

The Registrant acknowledges the comment and explains that the Registrant’s deferred revenue balance comes mainly from software development contracts where the customer has chosen to prepay the last 5% of the contract amount related to the warranty period before the expiration of the warranty period. Furthermore, there is no warranty period included in the general IT service agreements. Invoices for these agreements are provided when services are rendered and no deferred revenue results. Additionally, the Registrant provides that following additional explanations for its low deferred revenue balance:

(1) Not all software development contracts contain warranty clauses.

(2) If a software development contract does contain a warranty clause, the customer will still have the option to choose not prepay the 5%, and as such, no deferred revenue will be recognized in such instances.

(3) Any other amount in deferred revenue was related to insignificant customer overpayment of invoices.

The Registrant invoices its customers under the software development contracts when certain milestones in the contract related to the invoice are reached. As previously mentioned, the Registrant invoices general IT service agreement customers when the services are rendered on a straight line basis.

Barbara C. Jacobs, Esq.
July 25, 2008

As at December 31, 2006, six customers prepaid the last 5% of the contract amount related to the warranty period; the total contract amount related to those customers was approximately $393,367.

As at December 31, 2007, four customers prepaid the last 5% of the contract amount related to the warranty period; the total contract amount related to those customers was approximately $139,210. An additional two customers made prepayments of approximately $10,057 during the first quarter of 2008.

Part II - Information Not Required in Prospectus

Exhibits

9.	Refer to comments 27-30 of our letter dated June 12, 2008. Please file the referenced agreements with the next amendment.

The Registrant acknowledges the comment and has filed the referenced documents as exhibits to the Registration Statement.

The Registrant is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Second Amendment to Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg

cc:	Mr. Hugh Wang Mr. L. McCarthy Downs III Anthony W. Basch, Esq.

Enclosures:
Three (3) redlined copies of Second Amendment against First Amendment to Registration Statement on Form S-1